GROUP FINANCE & CONTROL
Hans van Barneveld
Group Controller
P.O. Box 810, 1000 AV Amsterdam
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-14642)	20 October 2010
Dear Mr. Rosenberg,
We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the October 6, 2010 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).
We appreciate the Staff’s careful review of our 2009 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we have agreed to change or supplement the disclosure in our future filings. We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate.
For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.
2.1. Notes to the Consolidated Financial Statements
2 1.6 Segment Reporting
51 Operating segments, page F-111
1.	In your response to our previous comment 10 you indicate that your internal reporting does not include a full breakdown of assets and liabilities to each of your reporting units. As a result you do not disclose a measure for total assets and liabilities by operating segment.

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam	www.ing.com

The Netherlands	ING Groep N.V., registered office Amsterdam

T +31 20 541 85 10 F +31 20 541 85 00	Trade Register no. 33231073 Amsterdam

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Please explain to us whether you provide any asset and/or liability information by segment to your chief operating decision maker. If so, please revise your disclosure to present this asset and liability information by segment, reconcile it to your total consolidated assets and liabilities and explain which assets and liabilities are evaluated at the segment level and why. Otherwise please explain to us why assets and liabilities must be entirely allocated to individual segments in order to meet the principle to disclose information about segment assets and segment liabilities in paragraph 21(b) of IFRS 8.
R: Paragraph 21(b) of IFRS 8 includes the following requirement:
“To give effect to the principle in paragraph 20, an entity shall disclose the following for each period for which a statement of comprehensive income is presented: <...>:
(b)	information about <...> segment assets, segment liabilities and the basis of measurement, as described in paragraphs 23-27; <...>”
IFRS 8.23-27 include the following requirements in relation to segment assets and segment liabilities:
“<...>An entity shall report a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker. <...>”
As we have indicated in our previous response, Total assets and Total liabilities per operating segment are not regularly provided to the chief operating decision maker. As a result, it is not required under IFRS to disclose these in the Annual Accounts. Furthermore, there is no other requirement in IFRS to disclose other information on assets and liabilities by operating segment.
Asset and liability information by segment that is provided internally to the chief operating decision maker is in line with the Company’s risk, capital and ALM management as reflected in the Risk management section of the 2009 Form 20-F. Such information does not represent a breakdown of line items in the IFRS balance sheet by segment.
We note that the above requirements in IFRS 8 changed as a result of the Improvements to IFRSs issued in April 2009. Prior to that improvement, the requirement in IFRS 8.23-27 was as follows:
“An entity shall report a measure of profit or loss and total assets for each reportable segment. An entity shall report a measure of liabilities for each reportable segment if such an amount is regularly provided to the chief operating decision maker. <...>”

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Before the improvement issued in 2009, IFRS 8 required disclosure of Total assets per operating segment irrespective of whether such information is regularly provided to the chief operating decision maker. After the improvement issued in 2009, IFRS 8 requires disclosure of Total assets per operating segment only if such information is regularly provided to the chief operating decision maker.
ING Group adopted IFRS 8, including the 2009 improvement, in the 2009 Annual Accounts. Adoption of IFRS 8 was mandatory for 2009; adoption of the improvement is mandatory as of 2010, but, as set out in paragraph 35A of IFRS 8, allowed in 2009. Page F-112 of the 2009 Form 20-F includes the following disclosure:
“ING Group has adopted IFRS 8 Operating Segments with effect from 1 January 2009”
This disclosure does not state explicitly that IFRS 8 was adopted including the 2009 improvement. We will clarify the disclosure as follows in our 2010 Form 20-F:
“ING Group has adopted IFRS 8 Operating Segments, including the amendment following the issue of Improvements to IFRSs in 2009, with effect from 1 January 2009”.
Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.
Very truly yours,

/s/ Hans van Barneveld
Hans van Barneveld
General Manager Group Finance and Control

cc:	Mark Brunhofer, Ibolya Ignat (Securities and Exchange Commission) William D. Torchiana, Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

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